Exhibit 3.2

Article III, Sections 2, 3 and 5 of the Bylaws of Caterpillar Inc. (the “Company”), as amended by resolution of the Board of Directors of the Company December 8, 2010.

Section 2. Meetings of the Board of Directors.
(a)	Regular Meetings. Regular meetings of the board of directors shall be held without call at the following times (unless otherwise set forth in a meeting notice):

(i)	7~~8~~:30 a.m. on the second Wednesday in February, April, June, August, October and December;

(ii)	one-half hour prior to any special meeting of the stockholders, and immediately following the adjournment of any ~~annual or~~ special meeting of the stockholders.

Notice of all such regular meetings is ~~hereby dispensed with~~ permitted, but not required.

(b)	Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, any two (2) directors or by any officer authorized by the board.
(c)
Notice of Meetings.  Notices setting the time and place of meetings ~~of the time and place of special meetings~~ shall be given by the secretary or an assistant secretary, or by any other officer authorized by the board. Such notices shall be given to each director personally or by mail, messenger, telephone or electronic transmission ~~or telegraph at his business or residence address~~. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the third (3rd) day prior to the date fixed for the meeting. Notice by telephone or ~~telegraph~~ electronic transmission shall be sent, and notice given personally or by messenger shall be delivered, at least twenty-four (24) hours prior to the time set for the meeting. Notice of a special meeting need not contain a statement of the purpose of the meeting.

(d~~e~~)
Adjourned Meetings. A majority of directors present at any regular or special meeting of the board of directors, whether or not constituting a quorum, may adjourn from time to time until the time fixed for the next regular meeting. Notice of the time and place of holding an adjourned meeting shall not be required if the time and place are fixed at the meeting adjourned.

(e~~d~~)
Place of Meetings. Unless (i) a resolution of the board of directors, ~~or~~ (ii) the written consent of all directors given either before or after the meeting and filed with the secretary or (iii) the meeting notice, designates a different place within or without the State of Delaware, meetings of the board of directors, both regular and special, shall be held at the corporation's offices at 100 N.E. Adams Street, Peoria, Illinois.

(f~~e~~) (g~~f )~~
Participation by Telephone or Other Means. Members of the board may participate in a meeting through use of conference telephone or ~~similar~~ other communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

Quorum. At all meetings of the board one-third of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting. Less than a quorum may adjourn any meeting of the board from time to time without notice.

Section 3. Action without a meeting

Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board.

Section 5. Committees of the Board.

There shall be such committees of the board of directors each consisting of two or more directors with such authority, subject to applicable law, as a majority of the board shall by resolution determine. Committees of the board shall meet subject to the call of the chairman of each committee and shall prepare and file with the secretary minutes of their meetings. Unless a committee shall by resolution establish a different procedure, notice of the time and place of committee meetings shall be given by the chairman of the committee, or at his request by the chairman of the board or by the secretary or an assistant secretary. Such notice shall be given to each committee member personally or by mail, messenger, telephone or ~~telegraph~~ electronic transmission ~~at his business or residence address~~ at the times provided in subsection (c~~b~~) of Section 2 of this Article for notice of special meetings of the board of directors. One-third of a committee but not less than two members shall constitute a quorum for the transaction of business. Except as a committee by resolution may determine otherwise, the provisions of Section 3 and of subsections (d~~e~~), (e~~d~~) and (f~~e~~) of Section 2 of this Article shall apply, mutatis mutandis, to meetings of board committees.